

# SIDEHUSTLE



# The Buy-Sell-Refer Marketplace

# WHY WAS SIDEHUSTLE APP CREATED?

Buyers are not receiving a monetary reward for producing word-of-mouth leads – the best form of advertising.

Customary advertising channels have no level of certainty and have become too expensive.



DOWNLOAD THE SideHustle App AND GET **Unlimited Leads for FREE**






# COMPANY MISSION

To create a seamless marketplace where buyers can monetize their word of mouth referrals and where businesses reward buyers **AFTER** their **WORD OF MOUTH** results in a sale.

# THE PROBLEM

## Digital advertising has become too expensive and inefficient for local businesses

- Large companies with the deepest pockets shut out local businesses

- Companies cannot track ROI

**GROUPON**

Google    facebook.

amazon    bing    Linked in

  

Thumbtack    Angie's list.

indeed    craigslist

# THE OPPORTUNITY

Worldwide businesses already spend $333B/year on digital ads



Sina $2.4
Baidu $13.2
Tencent $11.4
Google $102.4
Amazon $9.1
Alibaba $30.5
Microsoft $6.4
Oath $4.8
Twitter $2.7
Facebook $67.2

eMarketer

60% served by
Google, Facebook and Alibaba

**22M** Americans already spend **$58B/year** for on-demand products and services **46%** have annual household incomes < $50,000

Medium

*Huge, disruptive opportunity for advertising alternatives that connect businesses to consumers with reduced cost and risk*

# SIDEHUSTLE USERS CAN:

LAUNCH A BUSINESS,

SCALE A BUSINESS,

AND GET TARGETED LEADS

WITH $0 DIGITAL AD SPEND.

BUYERS MAKE ADDITIONAL INCOME AND IMPROVE QUALITY OF LIFE BUYERS INCREASE SOCIAL WORTH

# THE SOLUTION



**RAISE**
Ad Conversion Rates
Transactional Transparency

**ELIMINATE**
Barriers to Entry
Speculative Ad Spend
Losses from bots

**SIDEHUSTLE**
VALUE PROPOSITIONS

**CREATE**
Crowd Share Marketplace
New Business Profits
Income for SideHustlers

**REDUCE**
Monopolies
Fraud

# HOW IS SIDEHUSTLE MONETIZED?

1. Fee charged for enhanced placements of deals within ad categories and app.

2. Affiliate marketing opportunity in Partner Offers section of the app.

3. SideHustle keeps a small % of the deal fee.

# WHY SHOULD YOU INVEST IN SIDEHUSTLE

**266K**
**downloads to date**
Alpha rel. May 28, 2019
Beta rel. January 2020
**Includes 23K businesses**

**55K**
**deals referred**

30% user-to-user
engagement ratio

**97%**
**organic installs**

user invite-driven
acquisition

# FINANCIALS

Gust Valuations

## SideHustle Cap Table

### Company Valuation

| | Total Value ($) | Per Share ($) | # of Shares | % of Total |
|---|---|---|---|---|
| **Pre-Series A** | | | | |
| Valuation Cap | $3,000,000 | $0.25 | 12,000,000 | 100.0% |
| New Equity Raised | $0 | $0.00 | - | 0.0% |
| **Post-Money Valuation** | **$3,000,000** | **$0.00** | **12,000,000** | **100.0%** |

### Company Ownership Cap Table

| | Capital ($) | Common Shares | Total Shares | % Ownership |
|---|---|---|---|---|
| **Shareholders** | | | | |
| Founders | $225,000 | 10,000,000 | 10,000,000 | 83.3% |
| Employee's | $0 | 100,000 | 100,000 | 0.8% |
| Not Issued | $0 | 1,900,000 | 1,900,000 | 15.8% |
| [Investor Name] | $0 | | - | 0.0% |
| [Investor Name] | $0 | | - | 0.0% |
| [Investor Name] | $0 | | - | 0.0% |
| **Total** | **$225,000** | **12,000,000** | **12,000,000** | **100.0%** |

*SideHustle Capitalization-Table. E&OE*

# MEET THE TEAM



## Alex Kabir
### CEO & Founder

- Entrepreneur, executive
- Previously CEO at:
- Omni Integration
- Premier Insurance Svcs (Successful Exit)



## Shawn Usmani
### CTO & Co-Founder

- FinTech expert
- System architect
- Mobile/cloud integration
- Transaction security
- Blockchain



## Tom Seidel
### Dir. Marketing & Co-Founder

- Market strategy
- Social media ads
- Content creation
- Online campaigns
- App analytics



## Ms. Jamila Arapovic
### Advisor & Co-Founder

- Financial Executive
- Morgan Stanley
- Citigroup
- CFO/President
- House Of Transport

# 2018 US Digital Ad Spend: $112B

## Top US Digital Ad-Spending Industries in 2018
(ranked by % of total spend)


marketing charts

| Industry | % |
|---|---|
| Retail | 21.9% |
| Automotive | 12.6% |
| Financial Services | 12.2% |
| Telecom | 10.7% |
| CPG & Consumer Products | 8.8% |
| Travel | 8.0% |
| Computing Products & Consumer Electronics | 7.8% |
| Media | 6.1% |
| Entertainment | 5.1% |
| Healthcare & Pharma | 2.6% |
| Other | 4.3% |

Published on MarketingCharts.com in July 2018 | Data Source: eMarketer

*Includes advertising on all digital and internet-connected devices*

*Which of your portfolio companies can we help?*

# THANK YOU

Alex Kabir – CEO



# INTELLECTUAL PROPERTY

- Non-provisional utility patent pending in the U.S.Ref.#16/111,625 dated 8/24/2018

- Non-provisional blockchain patenting-pending U.S.Ref.#16,243,087 dated 1/9/2019

- Patent Cooperation Treaty (PCT) for 150 countries pending U.S.Ref.# PCT/IB2018/057809 dated 10/9/2018

- United States Trademark Serial File # 88254834 dated 1/11/19

- California LLC formed 6/11/2018

- Delaware C Corp formed 5-20-2019

- 11-09-2019 SideHustle trademark in India issued



# USE O F FUNDS RAISED

**21% Sales & Marketing**

**5% Intellectual Property**

**33% General Administrative**

**11% Working Capital Expansion**

**30% Product Research & Development**